UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Registrant’s Name)

Units 714 & 715, 7F, Hong Kong Plaza, Connaught Road West, Hong Kong

Tel: +852 36158567

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On August 7, 2026, Top Wealth Group Holding Limited (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) at 10:00 a.m. (Hong Kong time and date) at Units 714 & 715, 7F, Hong Kong Plaza, Connaught Road West, Hong Kong. On July 1, 2025 (the “Record Date”), the record date for the EGM, there were 19,579,883 Class A Ordinary Shares of par value US$0.009 each and 3,166,667 Class B Ordinary Shares of par value US$0.009 each of the Company outstanding and entitled to vote at the EGM. 14,141,455 Ordinary Shares (comprising of 10,974,788 Class A Ordinary Shares and 3,166,667 Class B Ordinary Shares), which represented 62.17% of the outstanding Ordinary Shares in the Company carrying the right to vote at the EGM, were represented in person or by proxy. Six items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders.

(a)

Proposal One: RESOLVED as an ordinary resolution that the authorized share capital of the Company be and is hereby increased from US$19,800,000 divided into 2,000,000,000 Class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 200,000,000 Class B ordinary shares of par value US$0.009 each (the “Class B Ordinary Shares”) by the creation of additional 48,000,000,000 Class A Ordinary Shares and additional 4,800,000,000 Class B Ordinary Share to US$495,000,000 divided into 50,000,000,000 Class A Ordinary Shares of US$0.009 each and 5,000,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorised Share Capital”).

(b)

Proposal Two: RESOLVED as a special resolution that the following proposed amendments to the existing second amended and restated memorandum and articles of association of the Company be and hereby are approved:

	(i)	the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall be entitled to one hundred (100) votes (the “Variation of Class B Ordinary Shares Rights”); and Class A Ordinary Shares shall continue to carry one (1) vote per share;

	(ii)	the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 7 clear days to at least 5 days;

	(iii)	the provision that the chairman of general meetings shall be entitled to a second vote or casting vote in the case of an equality of votes be adopted; and

	(iv)	new provisions for exclusive jurisdiction and mandatory arbitration in respect of disputes in connection with the Company on the terms set out in the Amended M&A (as defined below) be adopted (collectively, the “Proposed Amendments”).

(c)

Proposal Three: RESOLVED as a special resolution that, subject to and conditional upon the approval for Proposals One and Two above, the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) be approved and adopted with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.

(d)

Proposal Four: RESOLVED as an ordinary resolution that, subject to and conditional upon the approval for Proposal One to Proposal Three above, any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A, and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

(e)	Proposal Five: RESOLVED as ordinary resolutions that,

	(i)	one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, each of a par value US$0.009 (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the board of directors of the Company (the “Board”) in its absolute discretion within two (2) years after the date of passing of these ordinary resolutions with such consolidated Class A Ordinary Shares and Class B Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company be and is hereby approved and authorized, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no less than 5-for-1 nor greater than 250-for-1 (the “Range”);

	(ii)	any fractional shares resulting from the Share Consolidation(s) be rounded up to the nearest whole ordinary share; and

(iii)

the Board be authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered office service provider and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).

(f)

Proposal Six: RESOLVED as an ordinary resolution that, the chairman of the EGM be and hereby is authorized to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve Proposal One to Proposal Five above.

The voting results were as follows:

	For	Against	Abstain
Proposal One	105,923,100 (99.8%)	23,832 (0.02%)	270 (0%)
Proposal Two	105,923,198 (99.8%)	21,814 (0.02%)	2,190 (0%)
Proposal Three	105,923,226 (99.8%)	19,665 (0.02%)	4,311 (0%)
Proposal Four	105,925,350 (99.8%)	21,465 (0.02%)	387 (0%)
Proposal Five	105,923,229 (99.8%)	23,698 (0.02%)	275 (0%)
Proposal Six	105,923,070 (99.8%)	23,854 (0.02%)	278 (0%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Wealth Group Holding Limited

Date: August 7, 2026	By:	/s/ Kim Kwan Kings, WONG
Kim Kwan Kings, WONG
Chief Executive Officer

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